Issuer Free Writing Prospectus dated April 14, 2026
Filed Pursuant to Rule 433
Registration No. 333-271262

255 Glenville Road,

Greenwich, CT 06831

Chairman & CEO Letter to Unitholders

Dear Fellow Unitholders,

I am writing to provide you with an update on the progress and strategic direction of Belpointe OZ. Over the past several quarters, we have advanced meaningfully across our core priorities of leasing, financing, capital deployment, and value creation—and I want to share with you a summary of where we currently stand and our goals for the year ahead and beyond.

Leasing Momentum

We are pleased with the continued leasing momentum at both Aster & Links, our flagship mixed-use luxury community in downtown Sarasota, Florida (asterandlinks.com), and VIV, our mixed-use development in downtown St. Petersburg, Florida (liveatviv.com).

As of early April 2026, Aster & Links was greater than 70% leased across its 418 luxury residential units, with nearly 44,000 of its approximately 51,000 square feet of ground floor retail space leased, anchored by Sprouts Farmers Market® and complemented by a growing number of lifestyle-oriented tenants including OfKors® Cafe, Isabel Boutique, ServisFirst Bank, SkinSpirit®, Pause® Studio, Embers Pilates, and others.

VIV, which commenced leasing in October 2025, was greater than 40% leased across its 269 residential units as of early April 2026.

Based on current leasing velocity and market conditions, we continue to expect stabilization of both Aster & Links and VIV to occur between late 2026 and early 2027.

Permanent Financing and Path to Distributions

As is typical in ground-up real estate development, following the capital-intensive construction phase, our objective is to transition our projects as quickly as possible into stabilized revenue-generating assets in order to refinance into lower-cost permanent debt. Once Aster & Links and VIV achieve stabilization, which is expected to occur between late 2026 and early 2027, we currently intend to refinance both properties into long-term, fixed-rate, Fannie Mae or Freddie Mac agency debt. This refinancing would convert our existing variable-rate construction financing into fixed-rate permanent debt, providing stable and predictable cash flow for the portfolio.

With the anticipated transition to permanent financing, we also expect to be in a position to begin providing distributions to unitholders, which we presently anticipate commencing in 2027.

We expect to provide further guidance on distribution amounts and timing as we approach the refinancing. Any distributions would be subject to board approval, compliance with our then-existing loan covenants, and maintenance of adequate reserves.

Development Pipeline Capital Strategy

For properties in our development pipeline, including 1700 Main Street in Sarasota, Florida, and our sites near the University of Connecticut, we are currently exploring the possibility of raising development capital at the property level, as well as opportunities to allow our existing Class A unitholders to participate. As we continue to advance our pipeline, we will evaluate the optimal capital structure for each project, including potential joint venture partnerships, private securities offerings, and other structures designed to align investor interests while preserving value for our existing Class A unitholders.

Nashville Property Disposition

We have entered into a purchase and sale agreement for 900 8th Avenue South, one of our properties in Nashville, Tennessee, at a sale price of approximately $19.3 million, with a closing anticipated in 2027.

Transition to Steady State Operations

As Aster & Links and VIV reach stabilization and transition to steady-state operations, we anticipate a natural reduction in the variable costs associated with the development and lease-up phases of these assets. We expect the transition from a pure development portfolio to a mix of development-stage and stabilized, cash-flowing assets to result in a more predictable and efficient cost structure. With two stabilized assets generating recurring revenue, we believe that we will be better positioned to manage operating expenses relative to income, potentially resulting in improved operating margins and greater net cash flow over time.

Exit Optionality — Condominium Conversion Strategy

Both Aster & Links and VIV were designed and constructed with exit optionality in mind, including the potential for condominium conversion. We believe that a potential condominium sale exit strategy could increase total profitability relative to a traditional multifamily disposition. By way of example, comparable condominium products in Sarasota, Florida trade at an average of approximately $1,000 per square foot. While we are currently focused on lease-up and stabilization, we are also actively evaluating the timing and feasibility of a condominium conversion as one of multiple potential exit options for each of Aster, Links and VIV, which we believe could unlock significant incremental value for Class A unitholders.

It is important for Class A unitholders to understand that any potential condominium conversion would be a long-term strategy. There are no guarantees that a sale as a multifamily asset or as a condominium will take place nor would we anticipate pursuing a condominium conversion for at least ten years, and any such decision would be subject to board approval, prevailing market conditions, our then-current portfolio mix, applicable regulatory requirements, and alignment with the broader interests of our unitholders.

Qualified Opportunity Zone 2.0

The Qualified Opportunity Zone program, originally established by the Tax Cuts and Jobs Act of 2017 (“OZ 1.0”), has been expanded and made permanent by the One Big Beautiful Bill Act of 2025 (“OZ 2.0”), with the goal of encouraging new long-term investment in low-income urban and rural communities nationwide.

We believe the permanence of the OZ 2.0 program is a significant positive development for all Qualified Opportunity Funds, including Belpointe OZ. By eliminating the uncertainty that previously existed around the program’s future, OZ 2.0 removes the ambiguity that may have deterred some investors and advisors from making long-term commitments to Qualified Opportunity Funds. We believe this clarity will drive increased investor interest across the opportunity zone space broadly and benefit established funds like ours.

We also believe that Belpointe OZ is uniquely positioned for the OZ 2.0 era. As the only Qualified Opportunity Fund listed on a national securities exchange, we offer our investors an unparalleled level of accessibility, transparency, and liquidity among opportunity zone sponsors, most of which operate through private, illiquid fund structures. Importantly, because our existing structure qualifies under OZ 1.0 and should transition seamlessly under OZ 2.0, we do not expect to create a new fund, restructure our offering, or launch a separate vehicle to participate in the new program. Investors will be able to continue to invest in the same proven platform that has operated continuously since the inception of OZ 1.0, providing continuity, simplicity, and an established track record that we believe sets us apart in the opportunity zone landscape.

The timing of OZ 2.0 also coincides with an important inflection point for our portfolio. Our expected stabilization of Aster & Links and VIV between late 2026 and early 2027, together with our anticipated refinancing in 2027, will mark our transition from a development-only platform to one with two income generating assets. We believe this demonstrated track record will not only strengthen interest from OZ 2.0 investors seeking an established vehicle for their opportunity zone investments but will also attract interest from traditional investors and cash buyers who may see value in any discount to NAV and future income profile of Belpointe OZ.

We strongly encourage investors to evaluate opportunity zone investing in the context of their broader investment and tax strategy and to consult with a qualified tax professional. We also encourage investors to sign up for our email alerts as we continue to bring you updates on OZ 2.0 strategy and implementation.

Closing

In summary, we are pleased with our progress over the last year, remain focused on executing our strategy, which we believe will unlock the full value of our portfolio for our Class A unitholders, and we are excited for what’s ahead. We appreciate your continued confidence and investment in Belpointe OZ, and we look forward to sharing further updates in the quarters ahead.

Sincerely,

Chairman and Chief Executive Officer Belpointe PREP, LLC
April 8, 2026

Cautionary Note Regarding Forward-Looking Statements

The foregoing discussion and analysis and the information incorporated herein (this “Communication”) contains express and implied “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to qualify for the “safe harbor” from liability established by those sections. Forward-looking statements are based on our current beliefs and assumptions, and on information currently available to us, and only speak as of the date of this Communication. All statements other than statements of historical fact are forward-looking statements. In some cases terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “goal,” “may,” “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, without limitation, statements related to the newly enacted One Big Beautiful Bill Act of 2025 and OZ 2.0 program, implementation of the OZ regulations in respect of the remainder of the OZ 1.0 program as well as under the new OZ 2.0 program, statements related to the application of U.S. federal and state tax laws and regulations, statements related to the stabilization of our assets, future cash flows and cash distributions, and the future liquidity of our Class A units, and other factors described in our filings with the U.S. Securities and Exchange Commission (the “SEC”), including those detailed under the heading “Risk Factors” in our annual report on Form 10-K. Further, the information contained in this Communication is not tax advice and you should consult with your own tax advisors with respect to the application of U.S. federal and state tax laws and regulation in connection with your own particular tax situation. We cannot provide you with assurances that any of the assumptions upon which our forward-looking statements are based will prove to be correct. Should one or more risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expressed or implied in any forward-looking statements, and you are cautioned not to place undue reliance on these forward-looking statements. The contents of our investor relations website (investors.belpointeoz.com), Aster & Links’ website (asterandlinks.com) and VIV’s website (liveatviv.com) are not incorporated into this Communication or any report or document that we file with the SEC, and any references to the websites are intended to be inactive textual references only. Except as otherwise required by law, we do not intend to update or revise any forward looking statement contained in this Communication, or elsewhere, as a result of new information, future events or otherwise. We further expressly disclaim any written or oral statements made by a third party regarding the subject matter of this Communication.